27 March 2013
BY EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Santander UK plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 6-K furnished September 4, 2012
Form 6-K furnished January 31, 2013
Response dated October 26, 2012
File No. 001-14928

Dear Ms. Hayes,

By letter dated 12 February 2013, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Santander UK’s annual report on Form 20-F for the fiscal year ended 31 December 2011, as filed with the SEC on 15 March 2012 (“2011 Form 20-F”), Form 6-K furnished to the SEC on 4 September 2012 and Form 6-K furnished to the SEC on 31 January 2013. We have provided responses to those comments and supplementary information as indicated below, including certain revised disclosures that have been included in Santander UK’s annual report on Form 20-F for the year ended 31 December 2012 as filed with the SEC on 20 March 2013, (“2012 Form 20-F”). In certain responses, we indicate how we have revised our disclosure included in our 2012 Form 20-F, as applicable to address the Staff’s comments. In these examples, language that is underlined and italicised indicates our additions to the disclosure and language that has been struck indicates our deletions.
The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for the Fiscal Year Ended December 31, 2011
Business and Financial Review, page 7
Contractual Obligations, page 53

1.
Refer to your response to prior comment 1. Please revise your disclosure in future filings to present the total undiscounted contractual amounts due under your obligations existing at the reporting date. Refer to Release Nos. 33-8182 and 33-9144.

Response:

We acknowledge the Staff’s comment and we advise the Staff that our disclosure in our 2012 Form 20-F presents the total undiscounted contractual amounts due under our obligations existing at the reporting date and we will present our disclosure on this basis in future filings.

Credit Risk, page 73
Credit risk parameters, page 74

2.
Please confirm that, in addition to your proposed disclosure provided in response to prior comments 3 and 4, you will clearly disclose which credit risk and/or credit loss disclosures relate to your impairment losses under IFRS and which relate to your regulatory capital assessments throughout the document in future filings. Also, for each risk and/or disclosure that differs, clearly disclose both the IFRS methodology and the Basel methodology.

Response:

We acknowledge the Staff’s comment and advise the Staff that in our 2012 Form 20-F in each instance where the credit risk and/or credit loss disclosure differs between regulatory capital assessment and IFRS, we have clearly disclosed both the IFRS methodology and the Basel methodology. We advise the Staff that in addition to the disclosures included our 2012 Form 20-F, we will include such disclosures in future filings. An example of this amended disclosure is included on page 76 (all references are to the page numbers printed on the actual pages) of the 2012 Form 20-F, and was as follows:

Credit risk parameters
The Santander UK group uses a number of internal measures and measurement tools for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with Basel II requirements but these are not used in the calculation of impairment loss allowances for accounting purposes under IFRS. For the remainder of the Risk Management Report, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS unless specified as relating to Basel II. For details of the accounting policies for impairment calculated in accordance with IFRS refer to pages 219 to 224.
The Basel II assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (‘PD’). In addition to PD, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (‘EAD’) and the percentage of EAD that will not be recovered (loss given default or ‘LGD’). PD, EAD and LGD are all calculated in accordance with the requirements of Basel II and include direct and indirect costs. In estimating the risk involved in transactions, other factors such as any off-balance sheet exposure and collateral valuations are also taken into account. The combination of these risk parameters (i.e. PD, LGD and EAD) enables calculation of the expected loss (‘EL’). The risk parameters are used to calculate the Basel II regulatory capital.

Credit Risk Mitigation, page 105
Corporate Loans, page 109

3.
Please refer to prior comment 12. We note that the level of restructured corporate loans in arrears appears significant compared to total restructured loans. We also note the same trend related to restructured mortgage loans disclosed on page 94 of the December 31, 2011 Form 20-F. Please address the following:

•	Discuss why such a significant portion of your renegotiations appear unsuccessful, and discuss whether you have made changes to your modification programs as a result, and if so how.

•
Disclose whether you provide multiple concessions for renegotiated loans, or whether loans are only allowed to be renegotiated once. If you provide multiple concessions, quantify the balance of those loans and provide disclosure that discusses whether the level of multiple concessions for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.

•
If you allow for multiple concessions on renegotiated loans, provide a discussion of how you are capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate redefaults on these loans in your probability of default assumptions or any qualitative adjustments you may make.

Response:

We acknowledge the Staff’s comment and advise the Staff as follows:

•
Restructures are by their nature applied to an adversely affected element of the portfolio i.e. cases which are experiencing financial difficulties. The purpose of a restructure is to provide an opportunity and the time for as many as possible of these customers to address their financial difficulties in the hope that they can return their account to normal payment status. It is inevitable that for a proportion of cases this will not be possible without either further assistance/forbearance from the lender/creditors or other more fundamental actions. At 31 December 2012, 51% (2011: 77%) of the accounts that were in NPLs at the time these accounts entered into restructuring/refinancing, were performing in accordance with the revised terms agreed under Santander UK’s restructuring/refinancing arrangements. The decrease reflects the impact of the current challenging market conditions throughout 2011 and 2012 (which resulted in it taking longer for cases to return to performing status after restructuring/refinancing) rather than any concern over the inherent effectiveness of our restructuring programs. Nevertheless, the effectiveness of our restructuring programs is kept under review. Our approach is adjusted where this is appropriate and possible, although the range of options are finite, given that Santander UK only offers restructuring where it is forecast that the customer will be able to adhere to the revised payment terms.

•
The circumstances in which second concessions are granted on a renegotiated loan are rare, as second concessions are typically granted only in cases where the borrower needs a further term extension but is otherwise meeting the revised terms of the restructuring/refinancing arrangements. For example, in 2012 and 2011, only approximately 7% of accounts in restructuring/refinancing were granted second concessions. In view of their rarity, further disclosure is not felt to be required at this time.

We also advise the Staff that we disclosed an increase in arrears on restructured/refinanced accounts in our 2012 Form 20-F (as set out towards the end of the extract of our disclosures that we present below). To the extent that this leads to any significant increase in the multiple concessions we grant, we will review our disclosure in future filings to quantify the balance of those loans and provide disclosure that discusses whether the level of multiple concessions for loans is increasing or decreasing, in light of the Staff’s comments.

•
In the rare circumstances where a second concession is granted, the relevant loans are individually assessed for observed impairment loss allowances. The greater probability of ultimate loss in these circumstances is reflected in the calculation of impairment loss allowances.

In addition, we advise the Staff that we have amended our terminology to replace references to “restructurings” with “restructuring/refinancing in NPL” and references to “refinancings” with “Other restructuring/refinancing” to clarify the performance status of accounts at the point at which forbearance activity began.

Further, we advise the Staff that we revised our disclosures in our 2012 Form 20-F and will include such disclosures in future filings. The following amended disclosure was included in our 2012 Form 20-F on pages 103 to 105. The terminology changes referred to above have not been marked in the following text in order to provide greater clarity with respect to the amendments we are proposing in response to the Staff’s comment.

FORBEARANCE – LOANS RESTRUCTURED/REFINANCED

The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of the Santander UK’s ongoing relationship dialogue.
Restructurings/refinancings allow a customer, by negotiation, to vary the terms of their contractual obligations for an agreed period (such as interest-only period or term extensions). Santander UK also aims to ensure that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.
Restructurings/refinancings are only granted due to financial difficulties and are reported as restructures/refinancings.

ACTION	DESCRIPTION
Restructuring/ refinancing	Solutions in a restructuring/refinancing may include:
	>	Term extensions
The term of the credit facility may be extended to reduce the regular periodic repayments, and where as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries in the foreseeable future. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or where the maturity of the loan is about to fall due and near term refinancing is not possible on current market terms.

	>	Interest-only concessions
Regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options are not appropriate and the issues are viewed as temporary. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Restructuring & Recoveries process. Periodic reviews of the customer’s financial situation are undertaken to assess when the customer can afford to return to the repayment method.

	>	Capitalisations	The customer’s arrears may be capitalised and added to the loan balance. Capitalisation is always combined with term extensions and interest-only concessions.

~~The Group~~ Santander UK may offer a term extension or interest only concession provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements. This applies particularly in the rare circumstances where a second restructuring/refinancing is required as the borrower needs a further term extension but is otherwise meeting revised terms.
The effectiveness of our restructuring/refinancing approach is kept under review. The programmes offered to customers may be adjusted to reflect market conditions, although the range of options is limited to term extensions and interest only concessions, together with other forms of debt management as described in “Other forms of debt management”.
Where a restructuring/refinancing in NPLs has been agreed, the case is initially retained in the ‘non-performing’ loan category, until evidence of consistent compliance with the new terms is demonstrated (typically a minimum of three months) before being reclassified out of NPLs.
For other restructured/refinanced loans, once a case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as fully performing. Under Santander UK’s restructuring/refinancing methodology, a case will remain as a restructured/refinanced asset even when full repayments are recommenced until full repayment is achieved.
The majority of restructuring/refinancing to date have been by way of term extensions and payment re-profiling (e.g. interest only concessions), with only a limited number of debt-for-equity swaps. Loan loss allowances are assessed on a case-by-case basis taking into account amongst other factors, the value of collateral held as confirmed by third party professional valuations as well as the cash flow available to service debt over the period of the restructuring/refinancing. These loan loss allowances are assessed regularly and are independently reviewed. In the case of a debt-for-equity conversion, the converted debt is written off against the existing loan loss allowance upon completion of the restructuring/refinancing. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the restructured company.

Restructuring/refinancing commenced during the year

No arrangements have been entered into with respect to sovereign or large corporate counterparties. The accounts that entered restructuring/refinancing during the years ended 31 December 2012 and 2011 were:

2012	Mid Corporate and SMEs	Real Estate	Total
	£m	£m	£m
Restructured/refinanced in NPLs	46	21	67
Other restructured/refinanced	94	161	255
	140	182	322

2011	Mid Corporate and SMEs	Real Estate	Total
	£m	£m	£m
Restructured/refinanced in NPLs	45	70	115
Other restructured/refinanced	85	94	179
	130	164	294

Restructuring/refinancing cumulative number and value of accounts

a) Performance status when entering restructuring/refinancing
The status of the cumulative number of accounts in restructuring/refinancing at 31 December 2012 and 2011 when they originally entered restructuring/refinancing, analysed by type of restructuring/refinancing applied, was:

2012	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	-	-	371	956	371	956	89
In arrears	75	144	-	-	75	144	32
Total	75	144	371	956	446	1,100	121

2011	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	-	-	262	677	262	677	28
In arrears	71	208	-	-	71	208	24
Total	71	208	262	677	333	885	52

Debt-for-equity swaps
In addition to the restructuring/refinancing above, Santander UK has entered into a small number of debt-for-equity swaps where, on occasion, Santander UK may agree to exchange a proportion of the amount owed by the borrower for equity in that borrower. In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, Santander UK may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.
These debt-for-equity swaps amounted to £46m at 31 December 2012 (2011: £48m) and in view of their small size are not included in these analyses.

b) Performance status at the year-end
The current status of accounts in restructuring/refinancing analysed by type of restructuring/refinancing applied, at 31 December 2012 and 2011 was:

2012	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	38	76	290	644	328	720	13
In arrears	37	68	81	312	118	380	108
Total	75	144	371	956	446	1,100	121

2011	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	55	125	242	573	297	698	1
In arrears	16	83	20	103	36	187	51
Total	71	208	262	676	333	885	52

This data may be further analysed by portfolio, as follows:

Mid Corporate and SMEs

2012	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	16	40	160	228	176	268	40
In arrears	16	42	54	98	70	140	5
Total	32	82	214	328	246	408	45

2011	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	25	30	164	211	189	242	1
In arrears	9	47	17	32	26	79	17
Total	34	77	181	243	215	321	18

Commercial Real Estate

2012	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	22	36	130	416	152	452	7
In arrears	21	26	27	214	48	240	69
Total	43	62	157	630	200	692	76

2011	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	30	94	78	362	108	456	-
In arrears	7	36	3	71	10	108	34
Total	37	130	81	433	118	564	34

Accounts that are in restructuring/refinancing continue to be closely monitored as described above, to ensure that the restructuring/refinancing arrangements are sustainable. At 31 December 2012, 74% (2011: 89%) of the accounts in restructuring/refinancing were performing in accordance with the revised terms agreed under ~~the Group’s~~ Santander UK’s restructuring/refinancing arrangements. At 31 December 2012, 51% (2011: 77%) of the accounts that were in NPL’s at the time of restructure/refinancing, were performing in accordance with the revised terms agreed under Santander UK’s restructuring/refinancing arrangements. The decrease reflects the impact of the current challenging market conditions which resulted in it taking longer for cases to return to performing status after restructuring/refinancing.
In rare circumstances, these market conditions may, and may continue to, lead to a second term extension, for example in the case of commercial real estate where it remains difficult to sell or refinance the property. These loans are individually assessed for observed impairment loss allowances. The greater probability of ultimate loss in these circumstances is reflected in the calculation of impairment loss allowances.
A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s restructuring/refinancing arrangements, although the restructuring/refinancing is unlikely to be successful in all cases.

Notes to the Financial Statements, page 167
1. Accounting Policies, page 167
Collective assessment, page 178

4.
Refer to your response to prior comment 17 where you state that you discount the final net loss on an individual loan at the effective interest rate rather than discounting the estimated individual future cash flows of the loan. We note that you go on to state that you utilize this approach for administrative ease, as it produces the same numerical answer; however, it is unclear how the same numerical answer is produced. Please provide us with a representational example to illustrate how discounting the final net loss produces the same numerical answer as discounting the estimated individual future cash flows of the loan.

Response:

We acknowledge the Staff’s comment and enclose as an appendix a representative example to illustrate how discounting the final net loss produces the same numerical answer as discounting the estimated individual future cash flows of the loan.

Equity index-linked deposits, page 183

5.
We acknowledge your response to prior comment 19 that as part of your risk management strategy, you enter into other derivatives that offset (i.e., economically hedge) the risks underlying the fair value movements with respect to embedded derivatives on equity index-linked deposits, and on this basis, the overall fair value movements are immaterial. We also note in your response that the fair value movement of the embedded derivative provided in your response appears significant to your profit before tax. As your economical hedges appear to be significantly offsetting fair value losses related to these embedded derivatives in your equity index-linked deposits, the disclosure we previously requested appears significant to an investors’ understanding of the transactions. Therefore, please revise your disclose in future filings to discuss the following:

•	Gains and losses on these contracts for each period presented as well as the offsetting impact of the economical hedges.

•	The management process for these products, including how you manage the related economical hedges.

•	The success of your economical hedging strategy during the periods presented.

Response:

We acknowledge the Staff’s comment and we have revised our disclosures in our 2012  Form 20-F and will include such disclosures in future filings. The following amended disclosure was included on pages 225 and 232 in our 2012 Form 20-F:

1. ACCOUNTING POLICIES

FINANCIAL LIABILITIES

…

Equity index-linked deposits
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers.
Until 2009, equity index-linked deposits were managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio, and classified as deposits by customers within trading liabilities. For products sold until 2009, the embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative financial instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivatives in those equity index-linked deposits.

Following a change in management’s trading strategy in 2009, products sold subsequently are not classified as trading liabilities. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as equity derivative financial instruments. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These internal transactions are managed as part of the overall positions of the equity derivatives trading desk. This activity is managed and recorded on a fair value trading basis, with exposures managed on a value-at-risk basis, as described in “Traded market risk” in the Risk Management Report.
There is no difference between the products sold until 2009 which are accounted for as trading liabilities, and the subsequent products sold that are accounted for as deposits by customers and related embedded derivatives.

5. NET TRADING AND OTHER INCOME

	Group
	2012 £m	2011 £m	2010 £m
Net trading and funding of other items by the trading book	513	255	391
Income from operating lease assets	54	68	84
Income on assets designated at fair value through profit or loss	271	530	245
Expense on liabilities designated at fair value through profit or loss	(180)	(105)	(111)
(Losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(439)	(458)	(154)
Share of (loss)/profit from associates and joint ventures	(4)	1	25
Profit on sale of available-for-sale assets	24	-	-
Profit on revaluation of associate (See Note 45)	-	-	87
Profit on sale of subsidiary undertakings	-	-	39
Profit/(loss) on sale of property, plant and equipment and intangible fixed assets	-	(2)	(2)
Hedge ineffectiveness and other	142	148	(83)
Profit on repurchase of debt issuance (See Note 34)	705	-	-
	1,086	437	521

“Net trading and funding of other items by the trading book” includes fair value gains/(losses) of £(149)m (2011: £(125)m, 2010: £(250)m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the Accounting Policies. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These internal transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to £150m (2011: £127m, 2010: £263m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were £1m (2011: £2m, 2010: £13m).
In July 2012, as part of a capital management exercise, the Company purchased certain of its debt capital instruments pursuant to a tender offer, as described in Note [34]. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives resulted in a pre-tax gain of £705m.

50. Consolidating Financial Information, page 272

6.
Please revise your condensed consolidating financial information in future filings to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

Response:

We acknowledge the Staff’s comment and advise the Staff that we did not rely on the exemption provided in Rule 3-10 of Regulation S-X with respect to our guaranteed subsidiary for the year ended 31 December 2012. As a result, we no longer present condensed consolidating financial information in Santander UK plc’s consolidated financial statements included in our 2012 Form 20-F.

Form 6-K furnished September 4, 2012
Redenomination risk

7.	Refer to your proposed disclosure provided in response to prior comment 27. Please revise your proposed disclosure to include your gross position denominated in Euros in addition to your net position.

Response:

We acknowledge the Staff’s comment and advise the Staff that the following disclosure was included on page 150 of our 2012 Form 20-F:

Redenomination risk

Santander UK considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro-denominated assets and liabilities to be highly improbable. However, for contingency planning purposes it has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on Santander UK might be of a eurozone member state exit or the dissolution of the euro. The determination of which assets and liabilities would be legally redenominated is potentially complex and depends on a numbers of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. Santander UK has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce Santander UK’s overall exposure to losses that might arise in the event of a redenomination by reducing its balances and funding mismatches.
As part of its objective of maintaining a diversified funding base, Santander UK raises funding in a number of currencies, including euro, and converts these back into sterling, to fund its commercial assets which are largely sterling denominated. Santander UK’s net position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to £0.1bn at 31 December 2012. This comprised debt securities (covered bonds and securitisations) of £26.1bn issued by Santander UK as part of its medium term funding activities, medium-term repos of £3.0bn, other deposits of £0.9bn, other loans and securities of £2.8bn, net trading repos of £2.2bn and related cross-currency swaps of £25.1bn which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling. Disclosures of Santander UK’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties, are set out on pages 141 to 150.

We further advise the Staff that the text above was updated from the draft disclosure provided in our response letter to the Staff dated 26 October 2012 to reflect changes in our assessment of eurozone risks since our half-year report on Form 6-K furnished on 4 September 2012. The amendments to the draft disclosure as included in our previous response letter are set out in Appendix II, but have not been marked in the above text in order to provide greater clarity with respect to the amendments we are proposing in response to the Staff’s comment.

Mortgages – Non-performing loans and advances

8.
Refer to your response to prior comment 30, and please confirm that you will revise your disclosure in future filings to clarify that the change in your collection policy, which ultimately led to an increase in impairment loss allowances, was driven by your regulators.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have revised our disclosures in our 2012 Form 20-F and will include such disclosures in future filings. The following amended disclosure was included on page 87 in our 2012 Form 20-F:

Mortgages – Non-performing loans and advances (‘NPLs’)

	2012 £m	2011 £m	2010 £m
Mortgage NPLs(1)(2) - UK	2,719	2,434	2,343
Mortgage loans and advances to customers(2)	156,583	166,201	165,772
Mortgage impairment loan loss allowances - UK	552	478	526
	%	%	%
Mortgages NPLs as a percentage of total mortgage loans and advances to customers	1.74	1.46	1.41
Coverage ratio(3)	20	20	22
(1) Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for typically three months or longer.
(2) Excludes accrued interest.
(3) Impairment loan loss allowances as a percentage of NPLs.

2012 compared to 2011
At 31 December 2012, NPLs as a percentage of mortgage loans and advances to customers increased to 1.74% (2011: 1.46%), in part reflecting the decrease in the stock of mortgage loans and advances in the year. The increase was also due to a change in the collection policy implemented in late 2011 that holds accounts in NPLs for longer, and changes in the NPLs definition, both resulting in more cases classified as NPLs.
The change in collections policy was driven by a regulatory review of our processes, which resulted in us being required to expand our affordability assessment process to gather more detail of the customer’s financial position, which forms the basis of the final arrangement reached with the customer. As a result of this expanded process, it now takes longer to finalise a collections arrangement with a customer. The change in collection policy included tightening of forbearance policies. Whilst the rate of accounts entering NPLs did not increase, the effect of these changes was to slow the rate of improvement and cures resulting in cases remaining longer in NPLs.
The additional NPLs arose from cases past maturity and sole deceased, where the mortgage or part of the mortgage was still outstanding. (Past maturity loans refer to loans that have reached the maturity date when the mortgage should have been repaid but still remain outstanding, with the customer continuing to pay the normal monthly instalments. Sole deceased cases fall into arrears as the sole mortgage account holder has deceased and the monthly instalments continue to accrue resulting in arrears until the customer’s estate settles the outstanding mortgage and the associated arrears). Excluding the impact of the change in NPLs definition, the NPLs ratio at 31 December 2012 was 1.40%, reflecting stable underlying performance. Comparatives in the table above are not restated for the change.
The mortgage NPLs ratio of 1.74% remained below the UK industry average based on Council of Mortgage Lenders (‘CML’) published data. The mortgage NPLs performance reflected the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates. Impairment loss allowances increased to £552m (2011: £478m) with the coverage ratio remaining relatively strong at 20% (2011: 20%) as a result of stable NPLs.

Form 6-K furnished January 31, 2013

9.
We note your disclosure that additional provisions for Payment Protection Insurance (PPI) were not required during 2012. We also note your disclosure that complaints to the Financial Services Authority increased 28% with PPI being a contributory factor and that you have seen an increase in claims activity during 2012. Please revise future filings to disclose the following:

•
Discuss the specific information considered when concluding that additional provisions were not necessary. For example, we note your disclosure that you had the lowest PPI claims to the Financial Ombudsman Service. Expand your discussion to quantify how many claims you had compared to the industry so that a reader may understand the significance of this statement. Discuss any other items considered and provide quantification where possible.

•
Discuss the main assumptions used to determine your PPI provision and the source of these assumptions. Discuss whether these assumptions have changed over time and if so, provide a discussion of the drivers of the changes.

•
Provide a roll forward of the PPI claims outstanding as of the end of the reported periods, including the beginning balance, new claims, settled claims, claims found not to be valid and the ending balance. Provide enough detail for a reader to understand the various drivers behind changes in the level of claims received and outstanding.

Response:

The Staff has referred to our discussion included in the section “Improvements to the customer experience” of our “Quarterly Management Statement - Q4 2012” (“QMS”) furnished on Form 6-K with respect to the level of UK Financial Ombudsman Service (“FOS”) activity, where Santander UK currently has the lowest level of claims submitted to FOS.

As background, in the UK, if a claim submitted to a financial institution is rejected by the financial institution, the customer has the right to appeal to FOS. FOS may uphold or reject the appeal and, if upheld, the financial institution will be required to provide compensation to the customer. Where a PPI provision is required, this will cover either the circumstance where a claim from a customer is accepted by the financial institution or, if rejected by the financial institution, is expected to be appealed to FOS by the customer and where FOS is expected to find in the customer’s favour. As claims are generally only referred to FOS if the claim has been rejected by the financial institution, the level of FOS activity is not a reliable indicator of required provision levels as it only captures one of a number of factors that impact the level of provision required, including the financial institution’s conclusion that it should reject the claim and the likelihood of FOS finding in the customer’s favour. As a result, the level of FOS activity is not directly correlated to changes in our provision levels.

In our QMS, we include discussion relating to FOS activity as we believe it is a measure of our overall customer experience and service quality. A claim paid by the financial institution without reference to FOS would be a more desirable outcome for the customer and would not be included in the statistics of complaints to FOS. Therefore our discussion in the QMS was intended to provide a measure of overall improved customer experience and not as an indication or explanation of the PPI provision or its related movement.

Our key indicator in determining the level of the PPI provision is the volume of claims. In recognising the provision, we estimated the total claims that were likely to be received based on the number of unsecured personal loans that were sold with payment protection insurance. The estimate of the provision includes consideration of our previous experience that claims could be received over a number of years and would be impacted by press coverage and the activities of claims management companies (“CMCs”). The provision necessarily incorporates predictions of complaint levels for a number of periods into the future. Although complaint levels rose substantially in 2012, this increase was consistent with management’s estimates which reflected previous conduct remediation experience. Consequently, no change to the provision was required in 2012 and based on the information available we believe the provision to be appropriate. We will continue to reassess the level of the PPI provision based on current information and historical experience.

We have revised our disclosures in our 2012 Form 20-F to include the main assumptions used to determine our PPI provision, the source of these assumptions, discussion of changes in key assumptions and their related drivers, and a roll forward of PPI claims outstanding. The following amended disclosure was included on pages 267-268 in our 2012 Form 20-F and we will include such disclosures in future filings:

36. PROVISIONS

…

Conduct remediation including Payment Protection Insurance (‘PPI’), other retail products and interest rate swaps sold to corporate customers
The amounts in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Sensitivities relating to the provision for customer remediation can be found in “Critical Accounting Policies and Areas of Significant Management Judgement” in Note 1.
Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by UK banks – the mis-selling issues are predominantly related to business written before 2009.
On 1 July 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.
On 8 October 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in January 2011 and on 20 April 2011 judgement was handed down by the High Court dismissing the BBA’s application.
Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of 2011 in light of prevailing conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision was revised to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011.
The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are as follows:

>	Claim volumes – the estimated number of customer complaints received,
>	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer, and
>	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

>	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future,
>	Actual claims activity registered to date,
>	The level of redress paid to customers, together with a forecast of how this is likely to change over time,
>	The impact on complaints levels of proactive customer contact, and
>	The effect of media coverage on the issue.

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received, uphold rates, the impact of any changes in approach to uphold rates etc, and any re-evaluation of the estimated population.
The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years. While initial claim levels at the beginning of the process were quite low, this has increased in line with our initial expectations as a result of press coverage and the activities of the claims management companies (“CMC’s”). The CMC’s facilitate customer claims in return for a share of the redress payment and advertise heavily thereby resulting in an increase in the volume of claims experienced.

The table below sets out the actual claims received to date.

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding during the years ended 31 December 2012, 2011 and 2010 were as follows:

	2012 ‘000	2011 ‘000	2010 ‘000
Outstanding at 1 January	1	-	2
Claims received	437	111	37
Claims paid (1)	(258)	(90)	(38)
Claims rejected as invalid (1)	(149)	(20)	(1)
Outstanding at 31 December	31	1	-
(1) The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims paid or rejected above reflect the results of any appeals.

2012 compared with 2011
As anticipated, PPI complaints rose significantly in 2012, due to higher press coverage and increased focus by CMCs. The increase was partly driven by invalid complaints (which also drove an increase in the level of claims rejected) and claims originated by CMCs. In addition, Santander UK proactively contacted more than 300,000 customers during the year, which led to an increase in claims received. The number of claims settled in 2012 increased, reflecting both the increase in claims received and continued prompt settlement of claims.

2011 compared with 2010
Press coverage on PPI reached significant levels in 2011, following the High Court‘s dismissal of the BBA’s application for a judicial review, as highlighted above. The focus of the CMCs also started to be directed at PPI in 2011. This led to a marked increase in complaints in 2011. Complaint volumes were also driven by pro-active customer contact made by Santander UK. The number of claims settled in 2011 increased as well, reflecting both the increase in claims received and prompt settlement of claims.

Management reassess the level of provision required at each reporting period, taking account of the latest available information as well as past experience. The provision necessarily incorporates predictions of complaint levels for a number of periods into the future. Although complaint levels rose substantially in 2012, this increase was consistent with management’s estimates which reflected previous conduct remediation experience. Consequently, no change to the provision was required in 2012. This will continue to be kept under review.
The assumptions and consequent level of provision remain subjective. This relates particularly to the uncertainty associated with the level of future claims. It is therefore possible that the level of payments to be made may differ from current estimates, resulting in an increase or decrease to the required provision.

*     *     *     *

In addition, as requested, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact me at +44-20-7756-5122 or Sarah E. Lewis of Cleary Gottlieb Steen & Hamilton LLP at +44-20-7614-2376.

Yours sincerely,

/s/ Stephen E. Jones

Stephen E. Jones
Executive Director, Chief Financial Officer

Cc:
Ms. Ana Botín, Santander UK plc
Mr. David Green, Santander UK plc
Mr. Julian Curtis, Santander UK plc
Mr. Pierre-Marie Boury, Cleary Gottlieb Steen & Hamilton LLP
Ms. Sarah E. Lewis, Cleary Gottlieb Steen & Hamilton LLP
Ms. Caroline Britton, Deloitte LLP

Appendix I

Worked example to demonstrate the calculation of an impairment loss allowance using the steps envisaged by IFRS and the approach Santander UK adopts, to show that there is no mathematical or numerical difference

All figures in GBP, rounded to nearest whole number.

The example below shows the movements on the customer account before consideration of impairment using the assumptions that:
- the initial outstanding loan amount unpaid is £100,000
- interest is charged monthly at an annual contractual rate of 4%. There are no fees, and the original EIR is 4%.
- customer makes ad hoc payments in months 7, 10, 13 and 15
- the property is sold in month 19 for proceeds of £64,500

Month	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Loan account, opening balance		100,000	100,327	100,656	100,985	101,316	101,648	101,980	101,814	102,148	102,482	102,317	102,652	102,988	103,076	103,413	103,657	103,996	104,336	104,678
Interest charged at effective rate		327	328	330	331	332	333	334	333	334	335	335	336	337	337	339	339	340	342	343
Payments made by the customer		-	-	-	-	-	-	(500)	-	-	(500)	-	-	(250)	-	(95)	-	-	-	-
Property sale proceeds less cost to sell		-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	(64,500)
	100,000	100,327	100,656	100,985	101,316	101,648	101,980	101,814	102,148	102,482	102,317	102,652	102,988	103,076	103,413	103,657	103,996	104,336	104,678	40,521

	Discount rate	Annual	Monthly
		4.0%	0.32737%
IFRS calculation - discount the cash flows at original EIR
	Undiscounted	Months to discount	Discounted
	£		£
Discounted present value of payment in period 1	-	1	-
Discounted present value of payment in period 2	-	2	-
Discounted present value of payment in period 3	-	3	-
Discounted present value of payment in period 4	-	4	-
Discounted present value of payment in period 5	-	5	-
Discounted present value of payment in period 6	-	6	-
Discounted present value of payment in period 7	500	7	489
Discounted present value of payment in period 8	-	8	-
Discounted present value of payment in period 9	-	9	-
Discounted present value of payment in period 10	500	10	484
Discounted present value of payment in period 11	-	11	-
Discounted present value of payment in period 12	-	12	-
Discounted present value of payment in period 13	250	13	240
Discounted present value of payment in period 14	-	14	-
Discounted present value of payment in period 15	95	15	90
Discounted present value of payment in period 16	-	16	-
Discounted present value of payment in period 17	-	17	-
Discounted present value of payment in period 18	-	18	-
Discounted present value of the sale proceeds in period 19	64,500	19	60,616
			61,919
Less: balance of loan amount			(100,000)
Total loss			(38,081)

Santander calculation - discount loss on sale at original EIR
	Undiscounted	Months to discount	Discounted
	£		£
Discounted present value of cumulative loss	(40,521)	19	(38,081)

NOTE: If the timing of the sale proceeds is changed then cells C45 and D45 need to be manually updated to reflect this new period

Appendix I

Worked example to demonstrate the calculation of an impairment loss allowance using the steps envisaged by IFRS and the approach Santander UK adopts, to show that there is no mathematical or numerical difference

All figures in GBP, rounded to nearest whole number.
 The example below shows the movements on the customer account before consideration of impairment using the assumptions that:
- the initial outstanding loan amount unpaid is £100,000
- interest is charged monthly at an annual contractual rate of 4%. There are no fees, and the original EIR is 4%.
- customer makes ad hoc payments in months 7, 10, 13 and 15
- the property is sold in month 19 for proceeds of £64,500
Month	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Loan account, opening balance		100,000	99,827	99,654	99,480	99,306	99,131	98,956	98,780	98,603	98,426	98,248	98,070	97,891	97,961	97,782	98,007	97,828	97,648	97,468	97,287	97,105	96,923	96,741	96,557	96,373	96,189	96,004	95,818	95,632	95,445	95,257	95,069	94,880	94,691	94,501	94,310	94,119	93,927
Interest charged at effective rate		327	327	326	326	325	325	324	323	323	322	322	321	320	321	320	321	320	320	319	318	318	317	317	316	316	315	314	314	313	312	312	311	311	310	309	309	308	307
Payments made by the customer		(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(250)	(500)	(95)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)	(500)
Property sale proceeds less cost to sell		-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-																				(64,500)
	100,000	99,827	99,654	99,480	99,306	99,131	98,956	98,780	98,603	98,426	98,248	98,070	97,891	97,961	97,782	98,007	97,828	97,648	97,468	97,287	97,105	96,923	96,741	96,557	96,373	96,189	96,004	95,818	95,632	95,445	95,257	95,069	94,880	94,691	94,501	94,310	94,119	93,927	29,735

	Discount rate	Annual	Monthly
		4.0%	0.32737%
IFRS calculation - discount of cash flows at original EIR
	Undiscounted	Months to discount	Discounted
	£		£
Discounted present value of payment in period 1	500	1	498
Discounted present value of payment in period 2	500	2	497
Discounted present value of payment in period 3	500	3	495
Discounted present value of payment in period 4	500	4	494
Discounted present value of payment in period 5	500	5	492
Discounted present value of payment in period 6	500	6	490
Discounted present value of payment in period 7	500	7	489
Discounted present value of payment in period 8	500	8	487
Discounted present value of payment in period 9	500	9	486
Discounted present value of payment in period 10	500	10	484
Discounted present value of payment in period 11	500	11	482
Discounted present value of payment in period 12	500	12	481
Discounted present value of payment in period 13	250	13	240
Discounted present value of payment in period 14	500	14	478
Discounted present value of payment in period 15	95	15	90
Discounted present value of payment in period 16	500	16	475
Discounted present value of payment in period 17	500	17	473
Discounted present value of payment in period 18	500	18	471
Discounted present value of payment in period 19	500	19	470
Discounted present value of payment in period 20	500	20	468
Discounted present value of payment in period 21	500	21	467
Discounted present value of payment in period 22	500	22	465
Discounted present value of payment in period 23	500	23	464
Discounted present value of payment in period 24	500	24	462
Discounted present value of payment in period 25	500	25	461
Discounted present value of payment in period 26	500	26	459
Discounted present value of payment in period 27	500	27	458
Discounted present value of payment in period 28	500	28	456
Discounted present value of payment in period 29	500	29	455
Discounted present value of payment in period 30	500	30	453
Discounted present value of payment in period 31	500	31	452
Discounted present value of payment in period 32	500	32	450
Discounted present value of payment in period 33	500	33	449
Discounted present value of payment in period 34	500	34	447
Discounted present value of payment in period 35	500	35	446
Discounted present value of payment in period 36	500	36	444
Discounted present value of payment in period 37	500	37	443
Discounted present value of payment in period 38	64,500	38	56,967

			73,738
Less: balance of loan amount			(100,000)
Total loss			(26,262)

Santander calculation - discount cumulative loss on sale
	Undiscounted	Months to discount	Discounted
	£		£
Discounted present value of cumulative loss	(29,735)	38	(26,262)

NOTE: If the timing of the sale proceeds is changed then cel C66 and D66 will need to be manually updated to reflect this new period

Appendix II
Redenomination risk

Santander UK considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro-denominated assets and liabilities to be highly improbable. However, for contingency planning purposes it has analysed the redenomination risk that might arise ~~As a result of the continuing distressed conditions experienced by the peripheral eurozone countries, there is an increased possibility of a member state exiting from the eurozone. There is currently no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to predict the course of events and legal, market and practical consequences that would ensue. Redenomination risk arises from the uncertainties arising~~ from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. ~~It is generally expected that an exiting member state would introduce a new national currency to replace the euro and re-denominate (or purport to re-denominate) euro contracts into the new national currency at an official rate of exchange, exposing the holders of the new currency to the risk of changes in the value of the new currency against the euro. The re-denomination may be supplemented by exchange and/or capital controls and additional bank holidays in order to give effect to the exit. In the case of a total dissolution of the eurozone, the euro would cease to be a valid currency, and all member states would revert to currency units on the basis of the likely EU treaty to give effect to the dissolution.~~
It is not possible to predict what the total financial impact on Santander UK might be of a eurozone member state exit or the dissolution of the euro. The determination of which assets and liabilities would be legally redenominated is potentially complex and depends on a numbers of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. ~~Redenomination may impact too on contracts with entities who are not domiciled in the exiting member state if the contracts reference an asset or liability that is subject to the re-denomination. Any exchange and/or capital controls and additional bank holidays may impact the timing or ability to make payments or settlements and/or the availability of price sources or may trigger or result in defaults, termination events or other legal effects. See pages 28 to 35 elsewhere in this report for disclosures of the Group’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties.~~
Santander UK has already ~~been actively~~ identified~~ying~~ and is monitoring these ~~potential redenomination~~ risks and where possible has taken~~ing~~ steps ~~with the potential~~ to mitigate them and/or reduce Santander UK’s overall exposure to losses that might arise in the event of a redenomination by reducing its balances and funding mismatches. ~~Steps the Group takes to reduce its risk include reducing the Group’s exposures and funding mismatches in peripheral eurozone countries not renewing contracts when they expire and, where possible, selective divestments/disposals of assets considered of higher risk. It should be emphasised, however, that a euro exit could take a number of different forms giving rise to distinct legal, market and practical consequences which could significantly alter the potential effectiveness of any steps taken, and it is accordingly not possible to predict how effective particular measures may be until they are tested against the precise circumstances of a redenomination event. Management actions to mitigate the impact of such scenarios are kept under close review and if eurozone prospects continue to deteriorate, management would expect to evaluate and implement action to reduce further the impact of such deterioration on its business.~~
As part of its objective of maintaining a diversified funding base, Santander UK raises funding in a number of currencies, including euro, and converts these back into sterling, to fund its commercial assets which are largely sterling denominated. Santander UK’s net position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to £0.1bn at 31 December 2012. This comprised debt securities (covered bonds and securitisations) of £26.1bn issued by Santander UK as part of its medium term funding activities, medium-term repos of £3.0bn, other deposits of £0.9bn, other loans and securities of £2.8bn, net trading repos of £2.2bn and related cross-currency swaps of £25.1bn which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling. Disclosures of Santander UK’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties, are set out on pages 141 to 150.
~~There is an established framework for dealing with counterparty and systemic crisis situations which is complemented by regular stress testing and scenario planning. The framework ensures that the Group has operational plans in case an adverse scenario materialises.~~